Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue, N.W., Suite 500

Washington, D.C. 20036

Telephone  202-822-9611

Fax  202-822-0140

www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

August 26, 2011

Via EDGAR

Mr. John Grzeskiewicz
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MTB Group of Funds
File Nos. 811-5514 and 33-20673

Dear Mr. Grzeskiewicz:

On behalf of the MTB Group of Funds (the “Registrant”) and its series, the MTB Strategic Allocation Fund, below you will find the Registrant’s responses to the comments conveyed on August 11, 2011, by you via telephone to me, with regard to Post-Effective Amendment No. 89 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 29, 2011 under Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made on August 29, 2011, pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Performance Information:

1.
Comment: Revise the disclosure describing the Fund’s primary and secondary broad-based marked indexes.  Remove descriptions and discussion of benchmark indexes that are not called for by Item 4 of Form N-1A.

Response:   We have complied with this comment. The revised disclosure is included below:

The bar chart and table immediately following show the variability of the Fund’s returns and are meant to provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year, with respect to its Class A Shares, and by showing how the Fund’s average annual returns for 1, 5 and 10 years compare with those of broad measures of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. The performance reflected in the bar chart for the Fund does not reflect any sales charges, which, if reflected, would lower returns. In addition to the Fund’s primary broad-based market index, the Fund also compares its performance to secondary broad-based market indices, the Barclays Capital U.S. Aggregate Bond Index, and a blended benchmark constructed by the Adviser, both of which are used to show how the Fund’s performance compares with the returns of an index of funds or securities with similar investment goals. Updated performance information for the Fund can be obtained by visiting www.mtbfunds.com.

Principal Investment Strategies of the Fund:

2.
Comment:  Consider making the disclosure of the Fund’s principal investment strategies and risks more succinct.  Ensure that the Fund’s principal risks correspond to the Fund’s principal investment strategies.

Response: We have reviewed the Fund’s principal risks and strategies, and have removed references to strategies or risks that are not principal investment strategies or risks of the Fund. We have also ensured that each listed principal risk has a corresponding principal investment strategy described in the prospectus.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8429 or in my absence, Cillian Lynch at (202) 419-8416.

Regards,

/s/ Peter M.Hong
Peter M. Hong, Esquire

cc:           Jeffrey M. Seling
Bruce G. Leto, Esquire
Alison M. Fuller, Esquire
Cillian M. Lynch, Esquire

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